SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2003

                          Alfa Laval Special Finance AB
                         (Commission File No. 333-13690)

                (Translation of Registrants' Names Into English)

                                Rudeboksvagen 3,
                                      Lund,
                                     Sweden

                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F X  Form 40-F
                                       ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

[Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

[Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.]

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes    No X
                                    ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Enclosures: Interim report April 1-June 30, 2003 of Alfa Laval Special Finance
AB.

Alfa Laval Special Finance AB
Interim report April 1 - June 30, 2003


"Orders received for Alfa Laval have developed as anticipated during the second quarter. The main markets are still weak but some signs of improvement can be noted for certain customer segments as well as geographically.

Within the Equipment division orders received, excluding exchange rate variations, were higher than during the first half of 2002, while orders received within the Process Technology division were lower. Orders received from the aftermarket, Parts & Service continued to increase.

As anticipated, the result after financial items improved substantially during the period, despite adverse effects of exchange rate variations."

                 Sigge Haraldsson, President and CEO, Alfa Laval Special Finance

Summary of the second quarter 2003:

    - Order intake, excluding exchange rate variations, decreased by 1.6 percent to SEK 3,554 million.

    - Net sales, excluding exchange rate variations, increased by 1.6 percent to SEK 3,402 million.

    - Adjusted EBITA was SEK 414 (447) million, including adverse foreign exchange effects of approximately SEK 65 million.

    -    Adjusted EBITA-margin was 12.2 (12.2) percent.

    -    Result after financial items increased to SEK 213 (-164) million.

    -    Cash flow from operating activities was SEK 614 (631) million.

Summary of the first six months 2003:

    - Order intake, excluding exchange rate variations, decreased by 0.4 percent to SEK 6,932 million.

    - Net sales, excluding exchange rate variations, increased by 1.4 percent to SEK 6,397 million.

    - Adjusted EBITA was SEK 735 (809) million, including adverse foreign exchange effects of approximately SEK 115 million.

    -    Adjusted EBITA-margin was 11.5 percent (11.7).

    -    Result after financial items increased to SEK 354 (-106) million.

    -    Result after tax increased to SEK 231 (-234) million.

    -    Earnings per share increased to SEK 28 (-105).

    -    Cash flow from operating activities was SEK 829 (984) million.

Outlook 2003

Alfa Laval is expecting the orders received during 2003 to show a limited increase compared to 2002 excluding translation differences. The major part of this increase is expected through acquired activities together with a marginal organic growth during the latter part of 2003.

Alfa Laval Special Finance AB               Interim report April 1-June 30, 2003
                                                                      Page 2(16)



The restructuring programme "Beyond Expectations", that is to be completed by the end of 2003 will give continued savings during the year. Additional savings initiatives are implemented to reduce the negative impact from foreign exchange.

Profit before tax will show a major improvement.

Earlier published outlook (April 26, 2003):
As in previous outlook, Alfa Laval is expecting the orders received during 2003 to show a limited increase compared to 2002 excluding translation differences. The major part of this increase is expected through acquired activities together with a marginal organic growth during the latter part of 2003. It must though be added that the uncertainty that is characterizing the situation in the world of course means that all forecasts are uncertain.

The restructuring programme "Beyond Expectations", that is to be completed by the end of 2003, will give continued savings during the year.

Foreign exchange translation as well as transaction exposures are expected to have a larger negative impact than previously anticipated on the adjusted EBITA.

The interim report has been issued on August 14, 2003 by the President and Chief Executive Officer Sigge Haraldsson by proxy.

The interim report has not been subject to review by the company's auditors.

------------------------------------------------------------------------------------------------------------
SEK millions, unless             April 1 -    April 1 -     Jan 1 -      Jan 1 -
otherwise stated                  June 30      June 30      June 30      June 30
                                    2003         2002        2003          2002        2002         2001
------------------------------------------------------------------------------------------------------------
Order intake                       3,554        3,964        6,932        7,645       14,675       15,894
------------------------------------------------------------------------------------------------------------
Net sales                          3,402        3,654        6,397        6,916       14,595       15,830
------------------------------------------------------------------------------------------------------------
Adjusted EBITDA(1)                   486          530          882          980        2,091        2,141
------------------------------------------------------------------------------------------------------------
Adjusted EBITA(2)                    414          447          735          809        1,760        1,740
------------------------------------------------------------------------------------------------------------
Adjusted EBITA(2)- margin           12.2%        12.2%        11.5%        11.7%        12.1%        11.0%
------------------------------------------------------------------------------------------------------------
Result after financial items         213         -164          354         -106          460          373
------------------------------------------------------------------------------------------------------------
Return on capital employed(3)                                 21.2%        17.7%        20.3%        18.5%
------------------------------------------------------------------------------------------------------------
Return on equity capital(3)                                   15.4%       -2.1%          4.7%        10.1%
------------------------------------------------------------------------------------------------------------
Solidity                                                      28.8%        25.6%        28.6%        20.6%
------------------------------------------------------------------------------------------------------------
Debt ratio, times                                             0.74         1.03         0.79         1.57
------------------------------------------------------------------------------------------------------------
Cash flow from operations            614          631          829          984        2,047        1,976
------------------------------------------------------------------------------------------------------------
Investments                           61           98           90          152          277          275
------------------------------------------------------------------------------------------------------------
No. of employees (units)(4)                                  9,150        9,399        9,125        9,259
------------------------------------------------------------------------------------------------------------

1) Adjusted EBITDA - "Earnings before interests, taxes, depreciation, amortisation of goodwill and step up values and comparison distortion items."

2) Adjusted EBITA - "Earnings before interests, taxes, amortisation of goodwill and step up values and comparison distortion items.

3) Calculated on a 12 months' revolving basis. The new issue of shares in May 2002 has changed the basis for the calculation of return on equity capital, which has affected the comparison figure.

4)  Number of employees at the end of the period.

---------------------------------------------------------------------------------------------------------
Alfa Laval Special Finance AB    Visiting address:             For more information, please contact:
PO Box 73                        Rudeboksvagen 3               Mikael Sjoblom, Investor Relations Manager
SE-221 00 Lund                   Phone: + 46 46 36 65 00       Phone: +46 46 36 74 82,
Sweden                           Website: www.alfalaval.com    Mobile: +46 709 78 74 82,
Corporate registration                                         E-mail: mikael.sjoblom@alfalaval.com
number: 556587-8062

Alfa Laval Special Finance AB               Interim report April 1-June 30, 2003
                                                                      Page 3(16)



Management's discussion and analysis



Orders received

Orders received amounted to SEK 3,554.1 (3,963.8) million for the second quarter. Excluding exchange rate variations, the order intake for the Group was
1.6 percent lower than the second quarter last year.

Orders received amounted to SEK 6,931.8 (7,645.2) million for the first six months. Excluding exchange rate variations, the order intake for the Group was
0.4 percent lower than the same period last year.

Orders received from the after market Parts & Service were 27.4 (27.0) percent of the group's total orders received.

Order backlog

The order backlog at June 30, 2003 was SEK 4,380.1 (4,899.1) million. Excluding exchange rate variations, the order backlog was 1.4 percent lower than the order backlog at June 30, 2002 and 13.8 percent higher than the order backlog at the end of 2002. The latter is due to the fact that the Group normally has considerably higher invoicing during the last months of the year.

Net sales

Net sales of the Alfa Laval Special Finance Group amounted to SEK 3,402.0 (3,654.2) million for the second quarter of this year. Excluding exchange rate variations, the invoicing was 1.6 percent higher than the second quarter of last year.

Net sales of the Alfa Laval Special Finance Group amounted to SEK 6,396.7 (6,916.1) million for the first six months. Excluding exchange rate variations, the invoicing was 1.4 percent higher than the period January to June last year.

Alfa Laval Special Finance AB               Interim report April 1-June 30, 2003
                                                                      Page 4(16)



Comments on the Income Statement

As a basis for comments on the various main items of the income statement, please find a comparison between April - June and January - June for 2003 and 2002 and January - December for 2002 and 2001:

Income statement analysis
Consolidated

                                  April 1 -    April 1 -     Jan 1 -      Jan 1 -       Jan 1 -       Jan 1 -
                                   June 30      June 30      June 30      June 30       Dec 31        Dec 31
SEK millions                         2003         2002         2003         2002         2002          2001
-------------------------------------------------------------------------------------------------------------
Net sales                          3,402.0      3,654.2      6,396.7      6,916.1      14,594.9      15,829.6

Adjusted gross profit              1,334.5      1,426.4      2,531.9      2,717.8       5,651.7       5,815.5
- in % of net sales                   39.2         39.0         39.6         39.3          38.7          36.7

Expenses                            -848.3       -896.7     -1,649.7     -1,737.6      -3,560.7      -3,674.7
- in % of net sales                   24.9         24.5         25.8         25.1          24.4          23.2

Adjusted EBITDA                      486.2        529.7        882.2        980.2       2,091.0       2,140.8
- in % of net sales                   14.3         14.5         13.8         14.2          14.3          13.5

Depreciation                         -72.2        -83.1       -146.9       -170.9        -331.3        -400.3

Adjusted EBITA                       414.0        446.6        735.3        809.3       1,759.7       1,740.4
- in % of net sales                   12.2         12.2         11.5         11.7          12.1          11.0

Amortisation of goodwill*           -121.8       -125.7       -245.5       -252.1        -506.7        -511.9

Comparison distortion items            0.0          0.5          3.6        -44.3         -29.2           5.3
                             --------------------------------------------------------------------------------
EBIT                                 292.2        321.4        493.4        512.9       1,223.8       1,233.8
-------------------------------------------------------------------------------------------------------------

* Including amortisation of step-up values

The first six months generated a gross profit of SEK 2,379.2 (2,556.1) million. Excluding the amortisation of SEK 152.7 (161.7) million on step up values, the adjusted gross profit is SEK 2,531.9 (2,717.8) million. This corresponds to 39.6 (39.3) percent of net sales. The gross margin is 0.3 percentage units higher than last year. This is due to three main factors. The restructuring programme and the increased proportion of the aftermarket sales have improved the gross margin, whereas the changes in exchange rates have had an adverse effect.

Sales and administration expenses amounted to SEK 1,548.0 (1,641.3) million. Excluding exchange rate variations, these expenses were at the same level as last year.

The costs for research and development has amounted to SEK 188.0 (166.5) million, corresponding to 2.9 (2.4) percent of net sales. At constant exchange rates, this represents an increase by SEK 21.3 million or 12.8 percent.

Adjusted EBITDA amounted to SEK 882.2 (980.2) million for the first six months. The adjusted EBITA amounted to SEK 735.3 (809.3) million. The adjusted EBITA margin was 11.5 (11.7) percent.

Alfa Laval Special Finance AB               Interim report April 1-June 30, 2003
                                                                      Page 5(16)



The result has been affected by comparison distortion items of SEK 3.6 (-334.6) million. On February 26, 2003 the property in Newmarket, Canada was sold for SEK
20.0 million, with a realised gain of SEK 3.6 million. The sale of the property in Warminster, the United States was completed at the end of March 2002 at a price of SEK 62.1 million. The realised loss was SEK -44.3 million. In connection with the dissolution of the previous capital structure in May 2002, the profit and loss statement was charged with non-recurring financial costs of SEK -290.3 million.

Divisional reporting

Equipment division

The Equipment division is made up of six customer segments: Comfort & Refrigeration, Fluids & Utility Equipment, Marine & Diesel, OEM, Sanitary Equipment and the aftermarket segment Parts & Service.

                        April 1-     April 1-     Jan 1-       Jan 1-        Jan 1-       Jan 1-
                        June 30      June 30      June 30      June 30       Dec 31       Dec 31
SEK millions              2003         2002         2003         2002         2002         2001
------------------------------------------------------------------------------------------------
Orders received         2,049.6      2,153.0      4,014.5      4,271.7      8,092.6      8,557.9

Order backlog *                                   1,663.1      1,759.4      1,564.5      1,648.3

Net sales               1,940.4      2,105.9      3,769.9      4,084.0      8,129.6      8,576.2

Operating income          185.7        257.0        377.6        497.7      1,078.3      1,083.6
------------------------------------------------------------------------------------------------

* At the end of the period.

Orders received and net sales (all comments are after adjustment for exchange rate fluctuations)

Orders received increased by 1.2 percent and net sales decreased by 0.5 percent for the first six months 2003 compared to the corresponding period last year.

Orders received and net sales for the customer segments have developed as follows. The Fluids & Utility Equipment customer segment's orders received and net sales have increased due to increased sales through external channels as well as direct sales. The Comfort & Refrigeration customer segment shows growth in both the heating and refrigeration applications; the OEM customer segment grows through new projects as well as growth within the existing customer base, above all for the engine application and Parts & Service show increased sales, mainly to the Marine & Diesel customers. Orders received and net sales for the Marine & Diesel customer segment have decreased due to fewer contracts for new construction at the shipyards during most of 2002. However, an increase in the contracting to the shipyards starting late last year is expected to give an increase for Marine & Diesel during the second half of 2003.

Operating result (all comments are after adjustment for exchange rate fluctuations)

The decrease in operating income for the first six months 2003 is due to lower gross margin by SEK 39.4 million, higher costs for research and development by SEK 11.0 million and for other overhead by SEK 34.9 million and a negative translation impact from exchange rates by SEK 34.8 million.

Alfa Laval Special Finance AB               Interim report April 1-June 30, 2003
                                                                      Page 6(16)



Process Technology division

The Process Technology division is made up of five customer segments: Energy & Environment, Food Technology, Life Science, Process Industry and the aftermarket segment Parts & Service.

                        April 1-     April 1-     Jan 1-       Jan 1-        Jan 1-       Jan 1-
                        June 30      June 30      June 30      June 30       Dec 31       Dec 31
SEK millions              2003         2002         2003         2002         2002         2001
------------------------------------------------------------------------------------------------
Orders received         1,483.1      1,781.1      2,879.0      3,317.9      6,488.1      7,026.9

Order backlog*                                    2,703.6      3,123.7      2,752.6      2,654.7

Net sales               1,441.1      1,524.6      2,584.6      2,773.2      6,377.1      6,872.0

Operating income           54.1         84.1         45.8        107.1        521.4        472.7
------------------------------------------------------------------------------------------------

* At the end of the period.

Orders received and net sales (all comments are after adjustment for exchange rate fluctuations)

Orders received decreased by 4.3 percent and net sales increased by 3.7 percent for the first six months 2003 compared to the corresponding period last year.

Orders received and net sales for the customer segments have developed as follows. The Food Technology customer segment's orders received and net sales grow through increased investments within applications like vegetable oil and wine, beverages & viscous food as well as olive oil. Parts & Service show an increase in sales for all customer segments, but especially for Life Science. The Process Industry customer segment is reporting a decrease of orders, mainly within the natural resources application whereas the high opening backlog for this application has kept the overall invoicing up. The same is valid for the Life Science customer segment due to a decrease of orders within the biotechnology and pharmaceutical application, whereas the high opening backlog has kept the overall invoicing up. The Energy & Environment customer segment shows decreasing orders received and net sales mainly due to a weak investment climate within the oil and gas industry and the power application.

Operating result (all comments are after adjustment for exchange rate fluctuations)

The decrease in operating income for the first six months 2003 is due to lower gross margin by SEK 21.1 million, higher costs for research and development by SEK 10.1 million and for other overhead by SEK 2.6 million and a negative translation impact from exchange rates by SEK 27.5 million.

Alfa Laval Special Finance AB               Interim report April 1-June 30, 2003
                                                                      Page 7(16)



Operations division and Other

Operations are responsible for procurement, production and logistics. Other is referring to corporate overhead and non-core businesses.

                        April 1-     April 1-     Jan 1-       Jan 1-        Jan 1-       Jan 1-
                        June 30      June 30      June 30      June 30       Dec 31       Dec 31
SEK millions              2003         2002         2003         2002         2002         2001
------------------------------------------------------------------------------------------------
Orders received          21.4         29.7         38.3         55.6          94.1         96.1

Order backlog *                                    13.4         16.0          23.0          9.5

Net sales                20.5         23.7         42.2         58.9          88.2        169.4

Operating income         52.4        -20.2         66.4        -47.6        -346.7       -318.6
------------------------------------------------------------------------------------------------

* At the end of the period.

The change in operating income between the first half year 2003 and 2002 is due to decreased costs for corporate overhead with SEK 40.6 million, change in central provisions with SEK 28.3 million, improved operating income in the Operations division with SEK 18.7 million, receivable on insurance captive (property and business interruption insurance) brought to income with SEK 18.0 million and improved operating income for non core businesses with SEK 8.4 million.

Reporting by geographical markets

The Group's secondary segments are geographical markets. All comments are after considering exchange rate variations.

Orders received

Asia, Central and Eastern Europe and Latin America are reporting increased orders received. North America, Western Europe, the Nordic countries, Oceania and Africa reported decreased orders received.

Net sales

The invoicing increased strongly in Central and Eastern Europe, Asia, Oceania and Africa and increased in Western Europe and Latin America. North America and the Nordic countries are below the level of last year.

Alfa Laval Special Finance AB               Interim report April 1-June 30, 2003
                                                                      Page 8(16)



Net sales

                         Jan 1 - June 30          Jan 1 - June 30          Jan 1 - Dec 31             Jan 1 - Dec 31
                                 2003                     2002                    2002                      2001
                          SEK                      SEK                     SEK                       SEK
Consolidated            millions         %       millions        %       millions         %        millions       %
-----------------------------------------------------------------------------------------------------------------------
Customers in

Sweden                     414.5        6.5        393.6        5.7         835.1        5.7         770.0        4.9

Other EU                 2,246.7       35.1      2,271.3       32.9       4,953.0       33.9       5,448.5       34.4

Other Europe               681.3       10.7        690.9       10.0       1,497.8       10.3       1,426.0        9.0

United States              983.3       15.4      1,340.3       19.4       2,638.7       18.1       2,815.7       17.8

Oth North America          160.8        2.5        159.8        2.3         423.5        2.9         347.3        2.2

Latin America              256.2        4.0        325.3        4.7         626.7        4.3         728.0        4.6

Africa                      65.7        1.0         44.0        0.6          69.6        0.5         151.7        1.0

Asia                     1,465.3       22.9      1,585.5       22.9       3,296.6       22.6       3,835.3       24.2

Oceania                    122.9        1.9        105.4        1.5         253.8        1.7         307.2        1.9
                   ----------------------------------------------------------------------------------------------------
Total                    6,396.7      100.0      6,916.1      100.0      14,594.9      100.0      15,829.6      100.0
-----------------------------------------------------------------------------------------------------------------------

Consolidated financial result and net income

The financial net has amounted to SEK -144.6 (-242.0) million, excluding realised and unrealised exchange rate losses and gains. The main elements of costs were interest on debt to the banking syndicate of SEK -75.9 (-124.3) million, interest on the bond loan of SEK -69.5 (-120.5) million and a net of dividends and other interest income and interest costs of SEK -0.8 (2.8) million.

The net of realised and unrealised exchange rate differences amounts to SEK 5.6 (-86.1) million.

Income taxes were SEK -104.3 (-111.9) million.

The parent company's result after financial items was SEK 5.1 (-1.0) million, out of which net interest costs were SEK 5.3 (-1.0) million and administration costs the remaining SEK -0.2 (-) million.

Asbestos-related lawsuits in the United States

Alfa Laval's subsidiary in the US, Alfa Laval Inc, was as of June 30, 2003 named as co-defendant in a total of 109 asbestos-related lawsuits with a total of approximately 20,200 plaintiffs. The lawsuits filed in Mississippi account for approximately 99% of all plaintiffs.

Alfa Laval strongly believes the claims against the company are without merit and intends to vigorously contest each lawsuit.

After thorough investigations Alfa Laval continues to believe that potential claims in connection with asbestos related lawsuits against Alfa Laval Inc will be covered by insurance policies. Furthermore, primary insurance policies issued in favour of Alfa Laval Inc. provide for coverage of its defense costs.

During the second quarter 2003 Alfa Laval Inc has been named as co-defendant in an additional 27 lawsuits with a total of approximately 2,700 plaintiffs and 15 lawsuits have been resolved. This gives a grand total of 52 lawsuits that have

Alfa Laval Special Finance AB               Interim report April 1-June 30, 2003
                                                                      Page 9(16)



been resolved. 98% of the increase in plaintiffs is related to multiple plaintiffs lawsuits filed in Mississippi during 2002.

Based on current information and Alfa Laval's understanding of these lawsuits, Alfa Laval continues to believe that these lawsuits will not have a material adverse effect on the company's financial condition or results of operation.

Cash flow

Cash flow from operating and investing activities amounted to SEK 776.9 (498.4) million during the first six months, out of which divestments generated cash of SEK 26.0 (60.8) million.

Working capital decreased by SEK 93.6 (161.8) million during the first six months.

Investments in property, plant and equipment amounted to SEK 89.6 (152.1) million during the first six months. Depreciations, excluding allocated step up values, amounted to SEK 146.9 (170.9) million during the period.

Cash and bank

The Group's cash and bank amounted to SEK 485.0 (789.5) million. The item cash and bank in the balance sheet and in the cash flow statement is mainly relating to bank deposits. Cash and bank includes a bank deposit in the publicly listed subsidiary Alfa Laval (India) Ltd of about SEK 36.3 (63.5) million. The company is not a wholly owned subsidiary of the Alfa Laval Special Finance Group. It is owned to 64.1 percent.

Borrowings and net debt

Total bank borrowings amounted to SEK 2,797.2 (3,918.8) million at the end of the period. The total financial indebtedness including leasing and interest bearing pension liabilities amounted to SEK 3,924.3 (5,243.6) million.

Net financial debt amounted to SEK 3,134.3 (4,286.2) million at June 30.

On January 27, 2003 a voluntary amortisation of SEK 223.1 million was made on the syndicated loan.

On February 19 and May 15, 2003, Alfa Laval has re-purchased bonds at the prevailing market rate for a face value of SEK 27.3 million. The difference between the higher market value and the face value was SEK 5.0 million, which has been reported as an interest cost. The bond loan accrues interest at 12.125 percent, which is considerably more than the Group's current cost for other external financing.

The loan facility with the banking syndicate consists of two parts. The first part is an amortisation free loan of originally EUR 423.9 million. This has been reduced to EUR 285.9 million through voluntary amortisation of EUR 86.2 million and reduction through exchange rate movements of EUR 51.8 million. The other part is a revolving working capital facility of EUR 150 million, which was unutilised as of June 30, 2003. The maturity of this combined facility is five years and the interest is based on applicable IBOR plus a mark up based on the relation between net debt and EBITDA.

Alfa Laval Special Finance AB               Interim report April 1-June 30, 2003
                                                                     Page 10(16)



Debt table
------------------------------------------------------------------------------------
Consolidated
                                  June 30      June 30     December 31   December 31
SEK millions                       2003         2002          2002          2001
------------------------------------------------------------------------------------
Credit institutions               2,797.2      3,918.8      3,360.2       4,573.1
Bond loan                         1,102.0      1,297.7      1,127.6       2,045.3

Capitalised finance leases           19.0         20.7         24.7          26.9
Interest-bearing pension
liabilities                           6.1          6.4          6.1           6.4
                           ---------------------------------------------------------
Total debt                        3,924.3      5,243.6      4,518.7       6,651.6

Cash and bank and other
current deposits                    790.0        957.4      1,020.2         959.7
                           ---------------------------------------------------------
Net debt                          3,134.3      4,286.2      3,498.5       5,691.9
------------------------------------------------------------------------------------

Ownership and legal structure

Alfa Laval Special Finance AB is the parent company of the Alfa Laval Special Finance Group.

Alfa Laval Special Finance AB's parent company Alfa Laval AB (publ) is since May 17, 2002 listed on the Stockholm Stock Exchange. The number of shareholders was 5,631 on June 30, 2003. The two largest owners are Industri Kapital and Tetra Laval, where 26.9 (26.9) percent are owned by the partnerships that are controlled by Industri Kapital 2000 Ltd, United Kingdom and 17.7 (15.9) percent are owned by Tetra Laval B.V., the Netherlands. Next to them there are eight institutional investors with ownership in the range of 3.8 to 2.0 percent. These ten largest owners own 67.1 percent of the shares.

Acquisitions and disposals

On January 31, 2003, the Danish Toftejorg A/S Group was acquired, with effect from January 1, 2003. The Group has annual sales of about SEK 210 million and approximately 100 employees. The operations cover R&D, assembly and sales of advanced tank cleaning equipment, targeting the Food and Marine industries. In addition to the operations in Denmark, the Toftejorg Group has sales companies in Sweden, Norway, Germany, the UK, France, Singapore, the United States and its own representation in South Korea.

On February 26, 2003 the property in Newmarket in Canada was sold for SEK 20.0 million, with a realised gain of SEK 3.6 million. The disposal is reported as a comparison distortion item in the income statement.

Accounting principles

The same accounting principles and accounting estimates have been applied in the interim report for June 2003 as for the annual report for 2002.

Date for the next financial report

The interim report for the third quarter of 2003 will be published on October 28, 2003.

Alfa Laval Special Finance AB               Interim report April 1-June 30, 2003
                                                                     Page 11(16)



Capital Market Day

Alfa Laval will arrange a Capital Market Day in Copenhagen on September 16,
2003.

Alfa Laval Special Finance AB               Interim report April 1-June 30, 2003
                                                                     Page 12(16)



CONSOLIDATED CASH FLOW STATEMENT

                                                   Jan 1-        Jan 1-       Jan 1-
                                                   June 30       June 30      Dec 31
SEK millions                                         2003         2002         2002
-------------------------------------------------------------------------------------
Cash flow from operating activities
Operating income                                     493.4        512.9      1,223.8
Adjustment for depreciations                         392.4        423.0        838.0
Adjustment for non cash items                          1.0         44.3         35.0
                                                -------------------------------------
                                                     886.8        980.2      2,096.8

Taxes paid                                          -151.1       -157.7       -396.2

Cash generated from operations before
changes in working capital                           735.7        822.5      1,700.6

Change in working capital:
   (Increase)/decrease of current
    receivables                                      252.1        340.2        340.0
   (Increase)/decrease of inventories               -374.1       -335.7        140.4
   Increase/(decrease) of current
   liabilities                                       215.6        157.3       -134.2
                                                -------------------------------------
                                                      93.6        161.8        346.2
                                                -------------------------------------
Cash flows from operating activities                 829.3        984.3      2,046.8
                                                =====================================
Cash flow from investing activities
Investments in fixed assets                          -89.6       -152.1       -276.7
Divestment of fixed assets                            26.0         60.8        120.7
Additional purchase price                               --       -367.5       -367.5
Acquisition of businesses                            -45.0           --       -135.7
Reduction of purchase price                             --           --         81.6
Provisions                                            56.2        -27.1         29.8
                                                -------------------------------------
Cash flow from investing activities                  -52.4       -485.9       -547.8
                                                =====================================
Cash flow from financing activities
Financial net, paid                                 -149.1       -299.7       -590.1
New issue of shares                                     --        819.0        819.0
Dividends                                           -400.0           --           --
(Increase)/decrease of other current deposits        103.2        106.7        -84.2
Capitalised financing costs,
acquisition loans                                       --           --        -39.7
Increase/(decrease) of liabilities to
credit institutions                                 -411.8       -910.3     -1,548.2
                                                -------------------------------------
Cash flow from financing activities                 -857.7       -284.3     -1,443.3
                                                =====================================
Net increase (decrease) in cash and
bank                                                 -80.8        214.1         55.7

Cash and bank at the beginning of the year           605.9        666.4        666.4
Translation difference in cash and bank              -40.1        -91.0       -116.2
Cash and bank at the end of the period               485.0        789.5        605.9
-------------------------------------------------------------------------------------

Alfa Laval Special Finance AB               Interim report April 1-June 30, 2003
                                                                     Page 13(16)



CONSOLIDATED INCOME STATEMENT


                                         April 1 -           April 1 -             Jan 1 -             Jan 1 -              Jan 1 -
                                          June 30             June 30              June 30             June 30              Dec 31
SEK millions                                2003                2002                 2003                2002                2002
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                 3,402.0             3,654.2              6,396.7             6,916.1            14,594.9
Cost of goods sold                       -2,143.1            -2,307.8             -4,017.5            -4,360.0            -9,262.2
                                  --------------------------------------------------------------------------------------------------
Gross profit                              1,258.9             1,346.4              2,379.2             2,556.1             5,332.7
------------------------------------------------------------------------------------------------------------------------------------
Sales costs                                -561.8              -577.7              -1099.0            -1,117.1            -2,115.1
Administration costs                       -223.3              -256.9               -449.0              -524.2            -1,026.8
Research and
development costs                           -92.3               -90.1               -188.0              -166.5              -355.2
Comparison distortion items                     -                 0.5                  3.6               -44.3               -29.2
Other operating income                       75.9                29.3                131.5               128.2               268.7
Other operating costs                      -119.0               -84.4               -192.1              -228.9              -663.6
Amortisation of goodwill                    -46.2               -45.7                -92.8               -90.4              -187.7
                                  --------------------------------------------------------------------------------------------------
Operating income                            292.2               321.4                493.4               512.9             1,223.8
------------------------------------------------------------------------------------------------------------------------------------
Dividends                                     1.1                 0.7                 6.2                  5.2                 7.8
Interest income                              39.4               -15.4                113.8                84.5               322.7
Interest costs                             -119.4              -180.8               -259.0              -417.8              -803.5
Comparison distortion items                     -              -290.3                    -              -290.3              -290.7
                                  --------------------------------------------------------------------------------------------------
Result after financial items                213.3              -164.4                354.4              -105.6               460.1
------------------------------------------------------------------------------------------------------------------------------------
Minority share in subsidiaries'
income                                       -9.1                -7.8                -18.8               -16.0               -33.7

Taxes                                       -50.3               -66.6               -104.3              -111.9              -218.2
                                  --------------------------------------------------------------------------------------------------
Net income                                  153.9              -238.8                231.3              -233.5               208.2
------------------------------------------------------------------------------------------------------------------------------------

Earnings per share (SEK)                    18.79              -54.14                28.24             -105.27               39.82

Average number of shares *              8,190,000           4,411,000            8,190,000           2,218,182           5,229,137










* The average number of shares has been changed through split and new issue of shares.

Alfa Laval Special Finance AB               Interim report April 1-June 30, 2003
                                                                     Page 14(16)



In order to illustrate the quarterly development, the income statement analysis is shown also for the last ten quarters:

Income statement analysis
Consolidated

                                                 2001                 |                  2002                 |        2003
                                                                      |                                       |
SEK millions                       Q1        Q2        Q3        Q4   |    Q1        Q2        Q3        Q4   |    Q1        Q2
Net sales                       3,452.4   3,806.5   3,832.1   4,738.6 | 3,261.9   3,654.2   3,503.7   4,175.1 | 2,994.7   3,402.0
                                                                      |                                       |
Adjusted gross profit           1,335.9   1,433.3   1,366.8   1,679.5 | 1,291.5   1,426.4   1,394.7   1,539.1 | 1,197.4   1,334.5
- in % of net sales                38.7      37.7      35.7      35.4 |    39.6      39.0      39.8      36.9 |    40.0      39.2
                                                                      |                                       |
Expenses                         -866.7    -848.8    -879.4  -1,079.8 |  -840.9    -896.7    -902.6    -920.5 |  -801.4    -848.3
- in % of net sales                25.1      22.3      23.0      22.8 |    25.8      24.6      25.8      22.0 |    26.8      24.9
                                                                      |                                       |
Adjusted EBITDA                   469.2     584.5     487.4     599.7 |   450.6     529.7     492.1     618.6 |   396.0     486.2
- in % of net sales                13.6      15.4      12.7      12.6 |    13.8      14.5      14.0      14.8 |    13.2      14.3
                                                                      |                                       |
Depreciation                     -103.1    -99.8     -94.1     -103.3 |   -87.8     -83.1     -78.6     -81.8 |   -74.7     -72.2
                                                                      |                                       |
Adjusted EBITA                    366.1     484.7     393.3     496.4 |   362.8     446.6     413.5     536.8 |   321.3     414.0
- in % of net sales                10.6      12.7      10.2      10.5 |    11.1      12.2      11.8      12.9 |    10.7      12.2
                                                                      |                                       |
Amortisation of                                                       |                                       |
goodwill **                      -119.9    -134.3    -129.8    -127.9 |  -126.4    -125.7    -128.7    -125.9 |  -123.7    -121.8
                                                                      |                                       |
Comparison distortion                                                 |                                       |
items                               0.0       0.0       0.0       5.3 |   -44.9       0.5      15.9      -0.7 |     3.6       0.0
                               ---------------------------------------|---------------------------------------|---------------------
EBIT                              246.2     350.4     263.5     373.8 |   191.5     321.4     300.7     410.2 |   201.2     292.2

        * Including amortisation of step-up values

Alfa Laval Special Finance AB               Interim report April 1-June 30, 2003
                                                                     Page 15(16)



CONSOLIDATED BALANCE SHEET
                                           June 30       June 30       Dec 31
SEK millions                                 2003         2002          2002
--------------------------------------------------------------------------------
ASSETS

Non-current assets:
  Intangible assets                         4,382.7      4,858.6      4,703.3

  Property, plant and equipment             2,899.5      3,186.6      3,082.7

  Financial assets                            677.5        832.0        751.9

Current assets:
  Inventories                               2,637.9      2,784.7      2,279.0

  Accounts receivable                       2,469.8      2,691.5      2,504.0

  Other receivables                           877.7        962.0      1,085.6

  Other current deposits                      305.0        167.9        414.3

  Cash and bank                               485.0        789.5        605.9

TOTAL ASSETS                               14,735.1     16,272.8     15,426.6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity:                       4,245.7      4,159.1      4,413.0

Minority interests                            107.8        104.7        108.2

Provisions for:
  Pensions and similar commitments            744.6        682.7        720.6
  Deferred taxes                              969.1      1,058.0        990.3
  Other                                       923.4        947.3        989.3
                                        ----------------------------------------
                                            2,637.1      2,688.1      2,700.2
Non-current liabilities:
  Liabilities to credit institutions        2,660.0      3,725.2      3,105.8
  Bond loan                                 1,102.0      1,297.7      1,127.6
                                        ----------------------------------------
                                            3,762.0      5,022.9      4,233.4
Current liabilities:
  Liabilities to credit institutions          137.2        193.6        254.4

  Accounts payable                          1,122.6      1,278.6      1,173.2

  Advances from customers                     632.7        746.5        571.3

  Other liabilities                         2,090.0      2,079.4      1,973.0

TOTAL SHAREHOLDERS' EQUITY
AND LIABILITIES                            14,735.1     16,272.8     15,426.6
--------------------------------------------------------------------------------

Alfa Laval Special Finance AB               Interim report April 1-June 30, 2003
                                                                     Page 16(16)



CHANGES IN CONSOLIDATED EQUITY

SEK millions
--------------------------------------------------------------------------------
                                  Jan 1- June 30  Jan 1- June 30   Jan 1- Dec 31
                                        2003          2002              2002
--------------------------------------------------------------------------------
At the beginning of the period        4,413.0       3,628.9           3,628.9
New issue of shares                        --         819.0             819.0
Dividends                              -400.0            --                --
Group contribution                         --            --             -53.4
Translation difference                    1.4         -55.3            -189.6
Net income for the period               231.3        -233.5             208.2
                               -------------------------------------------------
At the end of the period              4,245.7       4,159.1           4,413.0
--------------------------------------------------------------------------------

The share capital of SEK 819,100,000 is divided into 8,191,000 shares at par value SEK 100.

On June 13, 2002 the share capital was increased by SEK 819,000,000 through a new issue of 8,190,000 shares to Alfa Laval AB (publ).

                                   SIGNATURES



              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this Current Report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                          Alfa Laval Special Finance AB


Date:  August 14, 2003                    By:   /s/ Thomas Thuresson
                                             -----------------------------------
                                                    Thomas Thuresson
                                                    Chief Financial Officer